UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KMG Chemicals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482564101

(CUSIP Number)

12/31/2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 48256101	Page 2 of 5

(1)	Names of reporting persons David L. Hatcher
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of	(5) Sole voting power 2,007,497
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 2,007,497
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,007,497
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.2%
(12)	Type of reporting person (see instructions) IN

Item 1.
	(a)		Name of Issuer:
KMG Chemicals, Inc.

	(b)		Address of Issuer’s Principal Executive Offices:
9555 W. Sam Houston Pkwy S.
Suite 600
Houston, TX 77099

Item 2.
	(a)		Name of Person Filing:
David L. Hatcher

	(b)		Address of Principal Business Office or, if none, Residence:
19 Briar Hollow Lane
Suite 290
Houston, TX 77027

	(c)		Place of Organization or Citizenship:
Mr. Hatcher is a United States citizen.

	(d)		Title of Class of Securities:

Common Stock, par value $0.01 per share.  Mr. Hatcher acquired these shares October 15, 1996, prior to KMG Chemicals, Inc. becoming a public company, and as a stock dividend on March 30, 2001.  Disposed of 1,000,000 shares on April 26, 2010; also reduced by 1 share to reflect mathematical error for a sale in July 2006. Mr. Hatcher disposed of 622,378 shares in 2011 pursuant to a 10b5 plan.  Mr. Hatcher disposed of 330,762 shares in 2012 pursuant to a 10b5 plan.  Mr. Hatcher disposed of 155,930 shares in 2013 pursuant to a 10b5 plan.

	(e)		CUSIP Number:
482564101

Item 3.
Not applicable.

Item 4.	Ownership:
	(a)		Amount beneficially owned as of December 31, 2014: 2,007,497

	(b)		Percent of class: 17.2%

	(c)		Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 2,007,497
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 2,007,497
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

/s/ David L. Hatcher
David L. Hatcher